Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited Announces Results of the Extraordinary General Meeting on January 3, 2025

HONG KONG — January 3, 2025 — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK) today announced the results of the Company’s extraordinary general meeting of shareholders (the “EGM”) held in Hong Kong today.

At the EGM, shareholders approved, through a special resolution, the agreement and plan of merger, dated as of November 29, 2024 (the “Merger Agreement”) by and among the Company, Overlord Merger Sub Ltd. (“Merger Sub”) and Amber DWM Holding Limited (“Amber DWM”), the plan of merger (the “plan of merger”) required to be registered with the Registrar of Companies in the Cayman Islands, in order to give effect to the merger (the “Merger”) of the Merger Sub with and into Amber DWM, with Amber DWM surviving as a wholly-owned subsidiary of the Company, and any and all transactions contemplated by the Merger Agreement and the plan of merger.

At the EGM, shareholders also approved certain additional Merger-related proposals, including:

1.	AS A SPECIAL RESOLUTION THAT, the ninth amended and restated memorandum and articles of association of the Company be further amended and restated by their deletion in their entirety and the substitution of in their place of the tenth amended and restated memorandum and articles of association of the Company effective immediately prior to the effective time (the “Effective Time”) of the Merger (the “Amendment of M&A”);

2.	AS A SPECIAL RESOLUTION THAT, the name of the Company be changed from “iClick Interactive Asia Group Limited” to “Amber International Holding Limited” effective immediately prior to the Effective Time (the “Change of Name”);

3.	AS A SPECIAL RESOLUTION THAT, immediately prior to the Effective Time, the authorized share capital of the Company be varied as follows: all ICLK Class A Shares and ICLK Class B Shares the holders of which have delivered a written notice to iClick to convert its ICLK Class B Shares to ICLK Class A Shares with immediate effect on the closing of the Merger immediately before the Effective Time (such ICLK Class B Shares, the “Converting ICLK Class B Shares”), in the authorized share capital of the Company (including all issued and outstanding ICLK Class A Shares and Converting ICLK Class B Shares, and all authorized but unissued ICLK Class A Shares and ICLK Class B Shares) shall be re-designated as newly issued Class A ordinary shares of iClick (“New Class A Shares”), all ICLK Class B Shares other than the Converting ICLK Class B Shares shall be re-designated as newly issued Class B ordinary shares of iClick (“New Class B Shares”) (unless such New Class B Shares are otherwise required to be automatically converted into New Class A Shares in accordance with the Amendment of M&A (assuming the Amendment of M&A proposal is approved), and the authorized share capital of the Company shall be US$1,300,000 divided into 1,300,000,000 New Ordinary Shares comprising of (x) 1,191,000,000 New Class A Shares, and (y) 109,000,000 New Class B Shares (the “Variation of Share Capital”); and

4.	AS AN ORDINARY RESOLUTION THAT, that Wing Hong Sammy Hsieh, a director of the Company, be authorized to do all things necessary to give effect to the Merger Agreement, the plan of merger, and the transactions contemplated by the Merger Agreement and the plan of merger, including the Merger and, effective immediately prior to the Effective Time, the Amendment of M&A, the Change of Name and the Variation of Share Capital.

Since each of the above proposals was duly passed, the proposal regarding adjournment as set forth in the Company’s proxy statement dated December 19, 2024 was no longer necessary and not voted upon at the EGM.

The completion of the Merger is subject to the satisfaction or waiver of the closing conditions set forth in the Merger Agreement, including, among other things, receipt of the regulatory and/or stock exchange approvals. The Company will work with the other parties to the Merger Agreement towards satisfying all other conditions precedent to the completion of the Merger set forth in the Merger Agreement and complete the Merger as quickly as possible.

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a renowned online marketing and enterprise solutions provider in Asia. With its leading proprietary technologies, iClick's full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. For more information, please visit https://ir.i-click.com.

About Amber Premium

Amber Premium, the business brand behind Amber DWM Holding Limited, is a leading digital wealth management services platform, offering private banking-level solutions tailored for the dynamic crypto economy to a premium clientele of esteemed institutions and qualified individuals. It develops, deploys, and supports innovative digital wealth management products and services for institutions and high-net-worth individuals, and provides institutional-grade access, operations and support. Amber Premium aims to be the top choice for one-stop digital wealth management services, delivering tailored, secure solutions that drive growth in the Web3 world.

Safe Harbor Statement

This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending transactions described herein, and the parties’ perspectives and expectations, are forward-looking statements. The words “will,” “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the Merger, including the risk that the Merger may not close due to one or more closing conditions to the Merger not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the Merger or required certain conditions, limitations or restrictions in connection with such approvals; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iii) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of the Company, Amber DWM or the combined entity; (iv) risks related to disruption of management time from ongoing business operations due to the Merger; (v) the risk that any announcements relating to the Merger could have adverse effects on the market price of the Company’s securities; (vi) the risk that the Merger and its announcement could have an adverse effect on the ability of Amber DWM or the combined entity to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (vii) any changes in the business or operating prospects of Amber DWM and the combined entity or their businesses; (viii) changes in applicable laws and regulations; and (ix) risks relating to Amber DWM’s and the combined company’s ability to enhance their services and products, execute their business strategy, expand their customer base and maintain stable relationship with their business partners.

A further list and description of risks and uncertainties can be found in the proxy statement that was filed with the SEC on December 19, 2024 by the Company in connection with the Merger, and other documents that the parties may file with or furnish to the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company, Amber DWM and their respective subsidiaries and affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

For investor and media inquiries, please contact:

In Asia:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Catherine Chau	Tom Caden
Phone: +852 3700 9100	Phone: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com